# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Mersana Therapeutics, Inc., CIK 0001442836
CUSIP: 59045L205
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 840 Memorial Drive, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 01/06/2026
Filed by CIK 0001773187
Persons authorized to receive notices and communications: Bain Capital Life Sciences Inv, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- Bain Capital Life Sciences Fund II, L.P. (CIK 0001773187): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BCIP Life Sciences Associates, LP (CIK 0001702921): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BCLS II Investco, LP (CIK 0001818893): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Mersana Therapeutics, Inc.
Address of issuer's principal executive offices: 840 Memorial Drive, Cambridge, Massachusetts (MA), 02139
Comment: This Amendment No. 8 to Schedule 13D relates to the Common Stock of Mersana Therapeutics, Inc. (the "Issuer") and amends the initial statement on Schedule 13D filed by the Reporting Persons on April 17, 2020, as amended by Amendment No. 1 filed on January 12, 2021, Amendment No. 2 filed on January 3, 2022, Amendment No. 3 filed on February 8, 2022, Amendment No. 4 filed on April 14, 2022, Amendment No. 5 filed on May 11, 2022, Amendment No. 6 filed on November 15, 2024 and Amendment No. 7 filed on November 13, 2025 (the "Initial Statement" and, as further amended by this Amendment No. 8, the "Schedule 13D"). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Initial Statement is hereby amended and supplemented to add the following:

As previously disclosed, on November 12, 2025 the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among the Issuer, Day One Biopharmaceuticals, Inc. ("Parent"), and Emerald Merger Sub, Inc., a direct, wholly owned subsidiary of Parent ("Purchaser"), pursuant to which, on December 5, 2025, Purchaser commenced a tender offer (the "Offer") to acquire all of the issued and outstanding shares of the Issuer for (i) $25.00 per Share, net to the stockholder in cash without interest and less any applicable tax withholding, plus (ii) one non-tradeable contingent value right per share, which represents the right to receive certain contingent milestone payments of up to an aggregate of $30.25 per share in cash, without interest and less any applicable tax withholding (collectively, the "Offer Price").

On January 6, 2026, Purchaser irrevocably accepted for payment the shares of the Issuer's Common Stock that were validly tendered and not validly withdrawn pursuant to the Offer and, following the consummation of the Offer, pursuant to the terms and conditions of the Merger Agreement, on January 6, 2026, Purchaser was merged with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a direct wholly-owned subsidiary of Parent.

Dr. Hack resigned as a director of the Issuer effective as of the effective time of the Merger (the "Effective Time").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

Following the Consummation of the Merger on January 6, 2026, the Rerporting Persons ceased to hold any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) hereof.
Transactions in the class effected during the past sixty days: At the Effective Time, pursuant to the terms of the Merger Agreement, all shares of Common Stock held by the Reporting Persons were cancelled and converted into the right to receive the Offer Price, without interest, subject to any applicable withholding tax.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: See Item 5(a) hereof.

## Signatures
- Bain Capital Life Sciences Fund II, L.P.: /s/ Andrew Hack, Andrew Hack, Partner of Bain Capital Life Sciences Investors, LLC (01/08/2026)
- BCIP Life Sciences Associates, LP: /s/ Andrew Hack, Andrew Hack, Authorized Signatory of Boylston Coinvestors, LLC (01/08/2026)
- BCLS II Investco, LP: /s/ Andrew Hack, Andrew Hack, Partner of Bain Capital Life Sciences Investors, LLC (01/08/2026)